Exhibit 99.1

CI Financial Reports Total Assets of $345.9 Billion for August 2022

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--September 15, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary total assets of $345.9 billion as at August 31, 2022, consisting of asset management assets of $119.0 billion, Canadian wealth management assets of $76.6 billion, and U.S. wealth management assets of $150.4 billion.

CI FINANCIAL CORP. August 31, 2022 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	August 2022	July 2022	% Change	August 2021	% Change
Asset management (1)	$119.0	$121.4	-2.0%	$142.9	-16.7%
Canada wealth management	$76.6	$77.4	-1.0%	$78.4	-2.3%
U.S. wealth management (2)	$150.4	$149.7	0.5%	$92.1	63.3%
TOTAL ASSETS	$345.9	$348.4	-0.7%	$313.5	10.3%
AVERAGE AUM	August 2022	July 2022	June 2022	Fiscal 2021	% Change
Monthly average	$121.9	$117.8	-	-	3.5%
Quarter-to-date average	$119.8	-	$125.4	-	-4.5%
Year-to-date average	$128.7	-	-	$137.9	-6.7%
  Includes $31.7 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at August 31, 2022 ($32.3 billion at July 31, 2022 and $35.4 billion at August 31, 2021).
  Month-end USD/CAD exchange rates of 1.3134, 1.2806 and 1.2619 for August 2022, July 2022 and August 2021, respectively.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Columbia Pacific Advisors, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, GLASfunds, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

CI Global Asset Management is a registered business name of CI Investments Inc., a wholly owned subsidiary of CI Financial Corp.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com